Filed by Pixelworks, Inc. Pursuant to Rule 425
under the Securities Act of 1933.
In addition, Pixelworks, Inc. deems this communication to be filed under Rule 14a-12 of
the Securities Exchange Act of 1934.
Subject Corporation: Pixelworks, Inc.
Commission File No. 333-104641.
Filing Date: June 6, 2003

On March 17, 2003, Pixelworks, Inc. and Genesis Microchip Inc. announced that they had entered into a merger agreement whereby Pixelworks is to acquire Genesis Microchip. The following is a transcript of a presentation relating to the merger, that was presented by Allen Alley, Chairman and Chief Executive Officer of Pixelworks, Inc. and James Donegan, Chairman and Chief Executive Officer of Genesis Microchip Inc. to attendees of the SmithBarneyCitigroup Semiconductor Conference on June 5 and 6, 2003:

Safe Harbor Statement

This transcript contains forward-looking statements within the meaning of the federal securities laws, including statements by Allen Alley and James Donegan, and statements about growth in the industries for integrated circuits for monitors, projectors and flat panel TVs, timing of closing, new product development, technology leadership position of the combined company, the accretive nature of the transaction, and operational synergies and cost savings expected to be achieved following the transaction. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected as a result of a number of factors, including the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, the possibility that the combined company may fail to effect the anticipated synergies and cost savings, the possibility that the combined company may fail to introduce new products (including advanced display products) on a timely basis and achieve volume production of those products, the possibility that the combined company may fail to secure or retain design wins with customers, the possibility that the actual growth rate of the combined company's industries may differ from projections, and changes in general economic conditions. Other factors that may cause actual results to differ materially include the rate of decline in product pricing and competitive pricing pressure, supply of products from the companies' third party foundries, changes in estimated product costs, manufacturing yields or product mix, the companies' ability to manage inventory, costs and outcome of legal proceedings and other factors set forth in the reports that each company files with the Securities and Exchange Commission, including but not limited to Pixelworks' Annual Report on Form 10-K as amended on May 30, 2003 for the fiscal year ended December 31, 2002, and Genesis' Quarterly Report on Form 10-Q as amended on May 29, 2003 for the quarter ended December 31, 2002.

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Transcript Titled
pixelw_a8_cut_6-5-03

Smith Barney Citigroup
Semiconductor Conference
2003
Pixelworks/Genesis

Transcript Date:	June 6, 2003

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Allen Alley:

Thank you. I'm going to take you through some market overview slides about the markets that we planned, and then Jim Donegan, Bill's CEO and Chairman from Genesis, is going to take you through a little bit more about the proposed merger that we've got in place. First of all, safe harbor statement, and after taking a company public in the middle of the Gulf War many years ago, I know how important these things are, so please pay attention to the safe harbor statement. First of all, two *fablus semiconductors companies, or "fabulous semiconductor companies," as we like to say, getting together to produce products for three markets: projectors, monitors, and the advanced television space. Looking at the projector business, this is a business that Pixelworks has done very well in over the past several years. As a matter of fact, our market share is high enough that if you went out to buy a projector pretty much anywhere in the world, you'd be buying a product with a Pixelworks chip in it. In fact, I'm sure we're using one today in this projector. A couple things about this market. One, it's been surprisingly robust over the past couple of years, in spite of an IT spending downturn. A couple of reasons, we think, for that. One, the education market kept buying projectors through this downturn. Two, Asia kept buying projectors, and three, the way that we communicate has fundamentally shifted in a business environment from slides and transparencies to PowerPoint presentations, and there's still that trend sort of going on, as we go through here, of people converting over. It's been a great business. Now, as you look forward, you can see a nice jump in 2004, five, and six, and a couple of things are occurring there. One is the advent of the home projector, the consumer projector at price levels that make the market much broader. Historically, projectors were used for home theater type applications, maybe five, six, seven, even $10,000. Just over the past year or so, they broke the $2,000 price barrier. This is actually something that we think is going to be well received in Asia. In Asia, they don't really have room for rear-projection television sets. Plasma television sets are rather expensive, and a projector can be something that you can store in a cabinet, bring out, set on a table, watch a movie, and put away. It's rather unobtrusive. The other thing that's happening is we've all been working very diligently over the past year to introduce the first $1,000 projectors, and this is a price point that historically, in any of these display businesses, has been important. If you look back at the transition from green and black CRT displays, or orange and black CRT displays to black and white, if you look at black and white CRTs going to color CRTs, the first part of the inflection curve was when you hit the $1,000 price point. In fact, in the LCD monitor business, what I'm going to talk about in a minute, the same thing occurred. A thousand dollars has been a magic point. We've been working very hard to achieve that, and just last week, Infocus Systems broke that price barrier with their *X1 projector, and this is a projector that was retailing up close to $2,000, and they dropped the price to $999. This projector, actually, is one of the only projectors in the world that uses a Pixelworks chip and a Genesis chip in that projector. Epson quickly followed suit with the introduction of their new *S1 multimedia projector, also at $999. So two of the biggest names in this business have cracked the $1,000 price barrier. We think that bodes well for the uptake that is forecast for 2004, five, and six. All of the biggest names in the business use Pixelworks chips in their projectors. In fact, basically, all the names in the business use Pixelworks chips in their projectors. The second thing I'd like to talk about is the monitor segment. First of all, let's go back in history and look at the history of the monitor segment, and how it's evolved, because I think it's an important proxy for what we believe is going to happen in television segment, and it's one of the things that's really driving us to put the two companies together. So if you look at the history of the monitor segment, in 1997, almost nothing, growing to about four million units in 2000. This is total available worldwide market. Now, a couple of things occurred in the 2000-2001 timeframe. One thing that occurred is the magic $1,000 price point was broken right in that timeframe, for a 15-inch flat panel monitor. The second thing, and this is another statistic that we've looked at in terms of technology adoption, is, we passed through about five percent of all of the CRT monitors being replaced by LCD monitors. There were about 120 million CRT monitors sold in that 2000 timeframe. Five percent is six million, and you can see right between 2000 and 2001, we passed through that five percent penetration. And if you go back and you look at the adoption rate of color television sets, or cell phones, DVD players, VCRs, there is a knee in the curve that occurs right around that five percent adoption rate. Until you reach five percent, when you're at one percent, two percent, three percent, it's very difficult to determine when you're going to get that knee. At five percent, it's three shows, but you get the knee. So two things happen: $1,000 price point, five percent penetration. If we look at the success of Genesis in this space, remember, in 2000 there were about four million sold. Genesis did about three million of those four million. At that time, they were non-integrated chips, so you had a large printed circuit board with several chips on it. When we hit this inflection point, Genesis had the right part at the right time, the single chip controller, the integrated controller. Now, I won't get into a discussion about whether Genesis drove the market or the market drove Genesis. The bottom line is, I don't really care. They had the right product, at the right time, at the right point in time, and that's what we're trying to achieve in the television business as we put these two companies together. We believe there's a revolution going on in TVs that we haven't seen for 60 years, really, since the advent of the CRT and color television, where televisions are going from your ex-TV to your "next" TV. Several different layers, or sub-segments of this segment. The first one are liquid crystal displays, like used in an LCD monitor, or like my notebook computer, but used in a television set. And if you look at these numbers historically, a few hundred thousand going to a couple million, this year expected to be about four million. Now, if you also think back at the monitor business, to two things that had to happen: break the $1,000 price point, and get to five percent market penetration. First of all, let's look at five percent. There's about 150 million televisions sold worldwide today. Five percent of 150 million is about seven and a half million. According to these numbers, it looks like we're going to be approaching that seven and a half million starting, that run rate, starting at the end of this year, going into next year. So that's one key factor. The second one is when are we going to break $1,000? Now, liquid crystal TV sets have been in a significant premium to an equivalent-sized monitor, and we've been working very diligently, as has Genesis and the rest of the industry, to close that gap. And actually, from a Memorial Day sale, Good Guys announced a $999 price for the 20-inch Sharp *Aquos LCD TV set, and that's about $800 off of what the suggested retail for that TV is. So we have cracked the $1,000 price point, and we're passing through that five percent penetration. Now, 20 inches is not the sweet spot for the North American TV market. The North American TV market, your typical TV is around 30 inches, but we expect that we'll pass through the $1,000 barrier on the 30-inch TV probably around Christmas time of 2004. So if this is a proxy, if we use the monitor market as a proxy for this market, this isn't going to be a four-eight-12 ramp. It will be something significantly higher than that. The next sub-segment here are CRT TVs, big old CRT TVs, but with a digital capability, and it can be anywhere from a very simple, progressive scan digital capability, or all the way up to a high-definition television capability. The market for this is something that Pixelworks has been strong in, and playing in, mostly in China. One of the things that you may not realize is China has become the world's largest television market, passing North America. China is the largest market for handsets for cell phones; it's also now the largest television market. The other thing that's nice about the Chinese market is they build a lot of the TVs. There's about six major manufacturers in China that manufacture those TVs. The next sub-segment is rear-projection television sets, and these are the TVs that are, you know, they can be 15 to 20 inches deep, 50, 60-inch diagonal screen. It turns out these are kind of a North American phenomenon. I equate them to the super-sized Big Mac deal, where you get a lot for your money, but it isn't exactly the best quality. In Europe, they're considered aesthetically offensive, and by my wife, they're considered aesthetically offensive, and in Asia, they just don't have the space for them. But you do get a lot of screen diagonal for the money. We also play in this space, but we actually think that that segment is going to get squeezed out as the flat panel technologies, both LCD, come up from the bottom, and also plasma, at the top, starts squeezing down on that. We're actually very, very bullish on LCD and moving to Gen-six and Gen-seven. Plasma, I think, will be relegated to the top end. Actually, Samsung, I think it was last week, or the week before, announced a 70-inch diagonal plasma, and I think that's the trend that you'll see, is that they'll go to the larger and larger sizes first. To be successful in this market, there's video processing that's required. That's been developed by both Genesis and Pixelworks, Genesis with the

Faroudja video processing that they have, and Pixelworks has developed some very cost-effective, low-end video processing. We both bring that to the table. Now, this slide has been in my presentation since 2000, and that's good news and bad news. For those of you that have seen it, it's bad news. But what it says is what we were saying in 2000 is still reinforced by what's going on today, and that is, flat panel displays are replacing the CRT, both on your desktop and in your living room. Now, everybody's been forecasting this market based on replacing roughly 150 million CRTs on the desktop and 150 million TV sets, about 300 million total available units annually, but what we're seeing is on the desktop, is flat panel displays get introduced, and graphics cards are capable of now supporting two monitors, and Windows XP supports two or three monitors natively, but people are adding a second monitor on their desktop. They now have the real estate to do it, and I would argue, if anybody from Intel is here, I'm sorry, but I would argue that two or three hundred dollars for a second display is much more utility than adding two or three hundred dollars for that last three-tenths of a gigahertz processor in my system. So I actually believe that we're going to see a greater adoption of multiple displays on the desktop, so it's not just 150 million units. In the TV space, I know in my own life, I don't have a TV in my bathroom, there's not one in my kitchen, there's not one on my bedside table. I have a clock radio, and I don't have a clock television set. There's not one on my refrigerator. Until about a month ago, there wasn't one in my car, but there is now one in my car. But all of those applications are applications that are going to require silicon, like we will produce in the combined company. All those applications are not considered in just a replacement. So in fact, I believe that the market opportunity is far in excess of just replacing the CRT. I'll have Jim take you through the merger side.

Jim Donegan:

Thanks, Allen. By the way, I do have a flat panel TV in my kitchen. Allen has been to my house, and he's seen the kitchen, and I want to know, how come you're not holding up your end of the bargain, here?

Allen Alley:

Well, I will. Once we get the deal closed, I'll go buy one.

Jim Donegan:

Okay. All right. To emphasize Allen's point in terms of the dramatic change that has occurred in this market in a very short period of time, I am an early adopter, and I have dearly paid the price for being an early adopter, because 14 months ago, I went out and I bought a 30-inch Sharp Aquos LCD TV that I paid $6,000 for, and I really appreciate you telling me that, that that's going to be available for a grand come December. Anyways, what I would like to cover is the merger of these two companies. To put it in perspective, this is not a drive-by emanate. Allen and I have known each other going back for two years. We've done a lot of discussion during that period of time. We got to know each other very well, and as it came down to the emanate discussions, our organizations got to know each other very well. We believe that we've done the heavy lifting prior to even announcing the deal, and by that I mean is we went through all of the issues that generally had problems after the deal is done. We went through that ahead of time. We set the organization, which I'm going to show you in a minute, but we forced ourselves to think through what could go wrong, and who's going to run what when it's all done? And so there's a lot of thought that has gone into this and the compatibility between these two companies, Allen and I both believe it is absolutely outstanding. So what I'd like to do is to step you through. You know, we made the announcement, I believe, on March the 17th, that the two companies were merging into one. Allen and I then went on the road for the better part of a week. We probably met about 60 to 70 investors during that week, and in fact, we're going to pick up again where we left off this coming week. So we had made that announcement, and if you take a look at the markets we serve, what we believe we have done here is we believe we are putting the company together that looks like our customer base, because if you look at our customer base, they are providing a range of display products. It is the same customer base that is making projectors, as well as monitors, as well as flat panel TVs. So what we are doing here is putting together a display company. If we look at each company independently, you know, we look at the strengths of each company, Genesis, we believe, and I think the industry statistics prove it, is clearly best of class in monitor technology. The key to Genesis was really the mixed signal integration in getting that "A" to D to work in the front end, but very critically, to getting it to yield. We have tremendous operational strength, in that we have produced over—at this point in time, it's actually exceeding 48 million units. That's a lot of product to have produced. We produced, as you know, last quarter alone in the monitor space, eight million units in that quarter alone. It's relatively easy to produce one part, two parts, 10 parts, 100 parts; but time after time, after time, producing these products in quantity with high yields, and if you take a look at the Genesis gross margins over the past three quarters, it is not trivial, but manufacturing strength is critical in these markets. We have over 140 patents issued and, as Allen indicated, we have the award-winning Faroudja video processing technology, and we have in our space, in the monitor space, excellent brand recognition. If you take a look at Pixelworks, it's identical. It's a mirror image, although in the projector market. Absolute best of class in projection technology, and as Allen said, I think you'd be very hard-pressed to find a projector that doesn't have a Pixelworks chip in it. Feature innovation, the keystone correction: at Genesis, we looked at moving and taking our technology into the projector space. We've done that since I've been there as CEO, and quite frankly, I looked at this and said, "Hey, I think these guys have got a barrier there that we're simply not going to catch up." Smart integration technology, another key thing, if you look at it this way: Genesis, a heavy-duty IC company, very, very, very good at producing ICs. On the other hand, Pixelworks, while lower volume, has outstanding systems engineering expertise, and you'll see in the TV space how critical that is. Pixelworks also had been moving into the advanced video processing, and again, broad applications experience, and, very important, a lot of that broad application experience resides in China. Independently, at Genesis, we had been looking at how do we build the type of base in China that's needed, a base beyond just sales, but a base that really deals with applications, and a base that lets us have a much larger presence in what we both believe is going to be the primary market as time goes on for a very broad end applications of display products. So if we step back and look at this, both of us, as CEOs of our own companies, we have similar problems. Genesis is very, very, very strong, as I call it, one-legged stool, realizing that we needed to use the strength that we had in the monitor space, but then diversify the company and put another leg on the stool. Pixelworks, in the exact situation: a superb position in the projector space, and also looking to diversify the company and put a second leg on their stool, and both of us had focused on the way to do that was the flat panel TV market. And it's amazing, just in the two months since we first presented this on the road, just how dramatic the change has been in this space. But even Allen and I are daring to dream a bit. I don't think we thought we were going to see a $999 Sharp top-of-the-line flat panel TV out at this point in time. But both of us were focused on the market. What we are now able to do as a combined entity is we have now put together a company that has two very strong positions, synergistic, but in two end markets. So we both have put in place the second leg of the stool, and then are combining our resources, with which we put in place the third leg of the stool, in what we believe will be a very, very rapidly growing TV market, and I think recent events show that to be absolutely the case. If we take a look at the organization, as I said, we've done the heavy lifting ahead of time. You can see org chart, Allen as the CEO, and then, stepping down through the organization, Hans Olsen, who has been the COO of Pixelworks, is the COO of the combined companies. But under Hans, the VP of Operations, okay, Mohammad Taffazzoli, who is Genesis' VP of Operation, is going to be the VP of Operation of the combined entity. Makes sense, because there is the high-volume expertise. Also under Hans: Matt Ready, Genesis' VP of Sales, that will be the VP of Sales of the combined company. Anders Frisk: Anders is the Genesis COO, and Anders is going to be the Executive VP of what we call "Products and Markets," but really, this is where the business units are going to be housed. We've already made the decision. It's going to be the three business units. There's going to be the TV, the monitor, and projector. The heads of those business units has already been identified, and I think as the investment bankers like to say, that a lot of the social issues, I never understood this was referred to as "social issues," but the social issues have been resolved up front. Jeff Bouchard, the CFO of Pixelworks that will be the CFO of the combined entity, and Eric Erdman will be going forward with the combined companies and have a heavy role in new business development. So what is our strategy as a new company? Relatively simple: maintain our leadership position in the LC monitor market. We have it. We're going to retain it. Continue to retain the leadership position in projector ICs. Pixelworks also has a very solid CRT TV initiative in China, and then drive to the flat panel market. Then, obviously, as I said in the beginning, what we've really done is we've organized to look like our customer base, because our customer base is producing all of these products. Another way of saying this: the new company will have more technology, more products, more technical support, in fact, I think this morning we looked at it, and we probably are approaching someplace between 170 to 200 people we have offshore in the markets that we serve. They're already there. They're in place. Lower cost in manufacturing: you know, Genesis has the high volume. We'll combine and have even more higher volume, and we believe that that will leverage the Pixelworks products very, very well, and then that volume comes in and we can leverage that even more. Tremendous financial strength: we're combined. We're a company with essentially no debt, $200-plus million dollars in cash, and revenue over $300 million. So we believe that by putting these two companies together that we are creating a display company very well positioned to serve the markets we're currently in. But more importantly, we feel that we're sitting in a beautiful position with which to capitalize on the advanced TV market, and I love to see the recent projections that have come out to show the fact that this market is happening much sooner rather than much later, and a lot of the new *(inaudible) Gen plants, there's a lot of panels now going into that market. So thank you very much, and I think we have time for some questions in this room.

Allen Alley:

We can take some questions here, and then I think we have a breakout session. I don't know exactly where it will be held, but—yes, sir?

Speaker 1:

*(Inaudible).

Jim Donegan:

Are you talking the TV?

Speaker 1:

No, the flat panel.

Jim Donegan:

The flat panel? Yeah, we believe—in fact, we had a conference call a couple of days ago, and in that conference call, you know, I talked about, relative to the monitor market, that we're really seeing some panel pricing in the 15-inch begin to come up and dampening that market just a tad. But the 17-inch market we see as extremely robust. What we see happening, okay, and this is a Genesis sort of a thing, but I think some recent reports that have come out, and I think one from Wahlberg, confirms this, but you have an awful lot of capacity coming on stream in the second half of the year. In particular, you've got Samsung projected to have a significant increase in *ramp in the second half of the year. You've got LG, Philips with their second fifth-gen line, coming on stream. You've got the Taiwanese coming on stream. So I think what we're going to see is what we saw happen before, that if I look back a year ago, there was an attempt to raise panel prices. It did go up, but then, relatively quickly as the capacity came aboard, there was a "oops" sort of happened, and the price came down, and actually went down, then, below what had been the previous floor. So relative to the second half of the year, okay, we're bullish on panel and panel supply in the market, in general.

Speaker 2:

*(Inaudible).

Jim Donegan:

Yeah, the answer to that, you know, are the designs set to that second half, you know, getting the design wins is a constant function in which you're really looking at, in the monitor space, which is different than the TV, you're looking at about a once a quarter cycle. It's actually about a three-month cycle. So really, there's another design cycle coming up from the September timeframe. So the designs for the September quarter, yeah, are pretty well fixed, but then there's another round going.

Speaker 2:

Yes, right here

Jim Donegan:

Al, do you have any to add that? Is that—

Allen Alley:

Not on the monitor side. I think that's—yes.

Speaker 3:

*(Inaudible) second quarter that flat panel markets *(inaudible) go flat *(inaudible) very strong, trying to understand a little bit where *(inaudible) coming up on the 15-inch. It's not really supporting what the other competitors are seeing, and *(inaudible) maybe *(inaudible) competition, and it's essentially *(inaudible)?

Jim Donegan:

Yeah, well, first of all, we don't comment on share, okay, because we don't measure our business that way. I mean the, you know, the outside people do that. Relative to the actual monitor projection that will be seen in the second half of the year, I think the number that's out there from Wahlberg is like a five percent unit growth in monitors in the second quarter. I'm sorry, not the second half, but in this current quarter. And we've also said that there's about a six percent ASP erosion that has gone in there, you know, onto that, okay? Relative to what other, non-public chip companies say they may be shipping, okay, I find that a bit interesting because we're a publicly held company, and so the numbers that we give out in terms of the chips that we produce have got to be, you know, dead on. I would look with a bit of skepticism on some of the other numbers relative to overall controller shipments, because if I add up the number of controller shipments that supposedly were shipped, and I compared that to the number of monitors that were shipped, it's a relatively big delta. And I know that the inventory channel is, in our view, is relatively clean. And the other comment that I, you know, that it is a competitive environment. It absolutely is a competitive environment. It always has been, it is, and it will be. And I know when I came aboard a year ago with Genesis, okay, there were the very same questions that were out there at the point in time, that was, "Well, gee, Jim, has Genesis lost share?" And at the time, it was, well, "*MIT, has *MIT taken share away from Genesis?" And I would point to, really, our performance over the past year. And it is competitive; it's going to be competitive. We've got to compete, and I think we're very well—I think we've shown we compete very effectively, and have, and will continue to do so.

Allen Alley:

And I think just a comment on that. It's absolutely positive that panel prices have drifted up a little bit, and we're in a mode where I think they're testing the supply-demand balance right now. So whenever we get in this situation, we were in it about a year ago, you're sort of testing the waters. It's a temporary situation. In fact, I was talking to somebody today that said, "You know, Allen, in your deal, it's a little unusual, because the market size is," in his words, were "unlimited," and there's some timing issues about it, but flat panel displays are going to replace CRTs. They're going to build more fabs. That's going to come online. There's some timing issues around that, and the panel prices have drifted up just a little bit, and whenever they drift up a little bit, it creates that situation that we're in right now.

Jim Donegan:

And one of the things about electronic industry, in trying to put a price up typically doesn't work, because people just sit back and wait until it comes down again.

Allen Alley:

Yes, sir?

Speaker 4:

*(Inaudible) guidance *(inaudible)?

Allen Alley:

No, the only thing we said about guidance is before the merger, when we were working through the org chart, we knew one of the things we wanted to address is what's the order of magnitude of the synergies that we think we could get? And we have said that in the first full quarter after integration, we believe we can deliver—I'll make it stronger than that. We will deliver four million dollars of synergies of the combined operating expenses. And we've gone to it at a top level, you know, in terms of looking at the different functions and looking at the various projects and the tape outs that we're doing, and saving things on *D&O insurance on a combined company, and that sort of thing, and we think four million dollars is the number.

Speaker 5:

What about margins? *(Inaudible) comfortable *(inaudible)?

Allen Alley:

Ours are a little bit higher than Genesis. We've said that our projector and television margins are higher than our average, and that our monitor margins are typically lower than our average, and we've been in the, you know, recently, 45, 46 percent range, and that's come down a little bit as we've been selling more into the monitor business. Genesis' margins, 40—

Jim Donegan:

Last quarter, it was 43.

Allen Alley:

Forty-three. So you can probably infer from that that our monitor margins are a little bit lower than their monitor margins, and then on a combined basis, you sort of have to, you know, factor that in, but—

Jim Donegan:

Yeah, getting back to the competitive question, and I think you've heard me say this when we met last time, but by putting these two companies, you know, one of the strategies that we have is what I call "packaging the sale." But if you look at it as a combined company, we are able to service all aspects of the monitor market. We're obviously able to service all aspects of the projector market, and our objective is to be able to service all aspects of the advanced TV market. And if you take a given company that is producing all three of those products, you put these two companies together, and we believe that we greatly enhance our competitive capability, because we have the ability to package up a sale.

Allen Alley:

We have time for one quick last one. Yeah?

Speaker 6:

Yeah, when you take a look at the monitor market, it looks like most of *(inaudible).

Jim Donegan:

Yeah, very good question. First of all, I would agree that if you take a look at the monitor market, not all, but certainly most of the innovations, i.e., the integration has happened, and that's where the innovations have come. This is why having the lowest cost of goods sold and focusing on manufacturing efficiencies, controlling your out backs and what I call just plain old, solid operational block and tackling is critical, and this is why you've heard us at Genesis just continue to hammer home cost of goods sold, cost of goods sold, cost of goods sold. Having the offshore capability as well, the foothold that Pixelworks has put in place in China provides us just with a wonderful opportunity to continue to build up and not just produce in lower cost areas, but simultaneously have more operational and support people in lower cost places. So it's block and tackling. It's running a business, okay?

Allen Alley:

With that, we're out of time. We need to go over to the breakout session. Does anybody know what room that's in?

Speaker 7:

*(Inaudible).

Allen Alley:

What is it?

Speaker 7:

*(Inaudible).

Allen Alley:

Big Sur two. We'll see you over there. Thanks.

Speaker 8:

Yeah, but we're not at Big Sur. That's the only problem.

Additional Information and Where to Find It

Pixelworks filed copies of the slides used in the presentation by Allen Alley and James Donegan under the cover of Form 425 on June 5, 2003. An audio recording of the presentation may be accessed through Pixelworks' website at www.pixelworks.com, or through Genesis Microchip's website at www.genesis-microchip.com. In connection with the proposed merger on April 18, 2003, Pixelworks filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") containing a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pixelworks and Genesis Microchip with the SEC at the SEC's web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks' website at www.pixelworks.com, or by contacting Genesis Microchip at 408-262-6599 and through Genesis Microchip's website at www.genesis-microchip.com.

Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis Microchip in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Pixelworks' proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the SEC on or about April 18, 2003. This document is available free of charge by contacting the SEC or Pixelworks as indicated above.

Genesis Microchip and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis Microchip in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Genesis Microchip's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 15, 2002. This document is available free of charge by contacting the SEC or Genesis Microchip as indicated above.